                                                                       EXHIBIT 8

                                                                  Court File No.



                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE

                                [COMMERCIAL LIST]

B E T W E E N:

                            GREENLIGHT CAPITAL, INC.,
            GREENLIGHT CAPITAL, LP, GREENLIGHT CAPITAL QUALIFIED, LP,
                       GREENLIGHT CAPITAL OFFSHORE, LTD.,
            GREENLIGHT MASTERS, LP, GREENLIGHT MASTERS QUALIFIED, LP
                      AND GREENLIGHT MASTERS OFFSHORE, LTD.

                                                                      Applicants

                                      -and-


            FRANK STRONACH, 445327 ONTARIO LIMITED, M. DOUGLAS YOUNG,
                       PHILLIP K. FRICKE, MANFRED JAKSZUS
                     BRIAN TOBIN, JOHN SIMONETTI, BARRY BYRD
                            and MI DEVELOPMENTS INC.

                                                                     Respondents

         APPLICATION UNDER Section 248 of the Ontario Business Corporations Act ("OBCA") and Rule 14.05(2) of the Ontario Rules of Civil Procedure.

                              NOTICE OF APPLICATION
TO THE RESPONDENTS:

         A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicants appear on the following page.

         THIS APPLICATION will be made to a judge presiding over the Commercial List at 393 University Avenue, Toronto and will come on for hearing on Tuesday, September 6, 2005.

         IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicants' lawyer or, where the applicants do

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                                      -2-




not have a lawyer, serve it on the applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

         IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

         IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date:  August 2, 2005             Issued by
                                                       ----------------------
                                                       Local Registrar

                                       Address of        393 University Avenue
                                       court office      Toronto, Ontario
                                                         M5G 1E6
TO:        Frank Stronach
           337 Magna Drive
           Aurora Ontario
           L4G 7K1

AND TO:    445327 Ontario Limited
           20 Queen Street West
           Suite 2500
           Toronto, Ontario
           M5H 3S1

AND TO:    M. Douglas Young
           100 Sparks Street
           Suite 1000
           Ottawa, Ontario
           K1P 5B7

AND TO:    Philip K. Fricke
           45 Hampshire Road
           Mahwah, New Jersey
           U.S.A. 07430

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                                      -3-





AND TO:    Manfred Jakszus
           10A Franz-Josefstrasse,
           Maria Enzersdorf
           Austria 2344

AND TO:    Brian Tobin
           c/o Fraser Milner Casgrain LLP
           1 First Canadian Place
           Toronto, Ontario
           M5X 1B2

AND TO:    John Simonetti
           14 Humewood Drive
           Toronto, Ontario
           M6C 2W2

AND TO:    Barry Byrd
           c/o Pineiro, Wortman & Byrd, P.A.
           7108 Fairway Dr.
           Suite 225
           Palm Beach Gardens
           Florida, U.S.A.

AND TO:    MI Developments Inc.
           455 Magna Drive
           Aurora, Ontario
           L4G 7KJ
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                                      -4-



                                   APPLICATION

1.       The Applicants make application for:

         (a) an interim and final order pursuant to Section 248(3) of the OBCA for the following:

                  (i) with respect to the Respondents, Stronach, Young, Fricke, Jakszus, Tobin, Simonetti and 445327 Ontario Limited ("445327"), a declaration that, as current or former directors and/or officers of the Respondent MI Developments Inc. ("MID"), and in the case of 445327 as a shareholder and affiliate of MID, they caused or allowed MID to conduct its business and affairs in a manner that was oppressive and which unfairly disregarded the interests of the Applicants and other holders ("Class A Shareholders") of MID's Class A Subordinate Voting Shares ("Class A Shares");

                  (ii) an order amending the articles of MID so that holders of Class A Shares of MID shall have their shares converted into MID's Class B Voting Shares ("Class B Shares"), each Class B Share currently having the right to 500 votes in any meeting of the corporation;

                  (iii) in the alternative to the conversion described in paragraph 1(a)(ii) of this Application, an order that the articles of MID be amended so that all Class B Shares are converted into Class A Shares;

                  (iv) in the further alternative, an order restraining the Respondent Frank Stronach ("Stronach") from voting the Class B Shares he and his affiliates control;

                  (v) an order that MID sell or distribute to its shareholders its 59% interest in its subsidiary Magna Entertainment Corporation ("MEC") in accordance with the MEC Separation Resolution (as hereinafter defined);

                  (vi) an order that MID take all corporate action necessary to implement the REIT Conversion Resolution (as hereinafter defined);

                  (vii) an order that any material related party transaction between Stronach, MID or one of their affiliates on the one hand, and MEC on the other hand, be subject to the advance approval of a majority of the Class A Shareholders voting as a separate class;

                  (viii) an order that Stronach purchase from MID and its subsidiaries all loan receivables from MEC and its subsidiaries which MID has recorded on its balance sheet for a cash purchase price equal to the higher of their cost or book value;

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                                      -5-



                  (ix) an order that Stronach purchase from MID the property in Romulus, Michigan for its acquisition price of US$29.0 million plus cumulative carrying costs;

                  (x) an order that Stronach compensate MID in the amount of US$2.7 million in cash or such other amount as MID expended by way of legal fees, financial advisory fees and related expenses in pursuing the plan to privatize MEC hereinafter described;

                  (xi) an order that Stronach compensate MID in the amount of US$7.0 million in cash, being the amounts incurred by MID in terminating the employment of MID senior executives Messrs Brian Tobin, William Biggar, Werner Czernohorsky, Edward Hannah and Andrew Blair;

                  (xii) an order that Stronach compensate MID for the amount of business that Magna International Inc. ("Magna") has withheld from MID in response to the Applicants' actions;

                  (xiii) an order that Stronach acquire the shares of the Applicants and the other Class A Shareholders, at their option, for a cash purchase price equal to their fair value, such fair value to be determined after the oppressive conduct complained of has been remedied;

                  (xiv) in the alternative to an order under paragraph 1(a)(xiii), an order that Stronach compensate the Applicants and other Class A Shareholders of MID for the diminution in value of their shares of MID by reason of the acts of oppression complained of;

                  (xv) the Applicants' costs of this application, pursuant to the Courts of Justice Act on a substantial indemnity scale;

                  (xvi) such further and other relief as this Honourable Court may permit.

2.       The grounds for the application are:

Parties

         (a) The Applicant Greenlight Capital, Inc. ("Greenlight") is a New York- based investment management firm incorporated under the laws of the State of Delaware that acts as an investment manager for various funds under its management and primarily makes investments in publicly traded securities;

         (b) Greenlight and certain of its affiliates (the "Applicants") own 4,730,000 Class A Shares of MID (representing 9.9% of the class). The Class A Shares were acquired in 2003 and are beneficially owned by Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital Offshore, Ltd., Greenlight Masters, LP, Greenlight Masters Qualified, LP and Greenlight Masters Offshore, Ltd.;

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                                      -6-



         (c) Stronach is Chairman of Magna, MID and MEC and is actively involved in all three businesses;

         (d) MID is a real estate investment company that owns industrial and commercial properties, principally properties that are leased to Magna. MID also owns a controlling interest in MEC. MID was formerly part of Magna before it was taken public by way of a spin out transaction in August 2003;

         (e) MEC is a Delaware corporation that owns horse racing and gambling facilities throughout the United States, Austria and Canada;

         (f) Magna is controlled by a family trust (the "Stronach Trust") of which Stronach and other family members are trustees. In addition, the Stronach Trust owns all of the issued and outstanding shares of 445327 which in turn owns 363,412 Class B Shares of MID. Each of those Class B Shares has attached to it 500 votes. Through the Stronach Trust and 445327, Stronach controls, by votes, MID. Through 445327's ownership of shares in MID, Stronach indirectly controls MEC;

         (g) Although Stronach controls MID and indirectly controls MEC through the votes attached to Class B Shares, he owns less than 1% of the aggregate equity of MID;

         (h) Stronach also owns about 4.4% of the equity of MEC directly and through Fair Enterprise Limited, a Channel Islands corporation owned by Bergenie Anstalt, an estate planning vehicle for the Stronach family;

         (i) The Respondent Barry Byrd was a director of MID and was the Chair of the special committee of the Board of Directors of MID (the "Special Committee") established in January 2004. He was replaced as Chair of the Special Committee by the Respondent M. Douglas Young, when he became a director of MID in August 2004 . Byrd ceased to be a member of the Special Committee in December 2004 or January 2005. When the Special Committee was created, its mandate was to consider proposed "related party transactions" between MID, MEC and Magna. After January 31, 2005, the mandate of the Special Committee was expanded to include consideration of Greenlight proposals to separate MID and MEC and to convert MID to an income oriented real estate investment trust;

         (j) The Respondents Phillip K. Fricke and Manfred Jakszus are directors of MID and are and at all material times have been members of the Special Committee;

         (k)      The Respondent Brian Tobin was the Chief Executive Officer
                  (CEO) of MID and a member of the Board of Directors of MID and MEC prior to his resignation in August 2004;

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                                      -7-



         (l) The Respondent John Simonetti is the current CEO of MID and was appointed to that position, shortly after Tobin resigned. Prior to his appointment, he had been Chief Financial Officer
                  (CFO) of MID since August 2003;

MID Public Shareholder Expectations

         (m) MID has consistently represented to investors and shareholders that its core business strategy was to focus on producing low-risk, high value-added, steady cash flow from its real estate holdings;

         (n) When MID was taken public in August 2003, its investment in MEC was described in its prospectus (the "Spin Out Prospectus") as strategic and as providing MID with a potential opportunity to pursue development of under utilized land around MEC racetracks or other commercial real estate developments. MID represented that only a limited portion of its balance sheet would be invested in MEC related commercial properties and if so, at higher returns to compensate for the higher risk in these projects;

         (o) MID further represented that it had no current plans to make further investments in MEC and that MID and MEC would remain separate companies with separate management teams and boards of directors;

         (p) When Respondent Tobin was appointed CEO of MID in March 2004, he represented that MID would only invest in MEC if there was a solid underlying business case and that even then any transaction involving MEC would be a minor piece of MID's business;

Oppressive Conduct of Respondents

         (q) Contrary to these representations, Stronach has consistently used MID's balance sheet, at the expense of MID and the Class A Shareholders, to fund his grandiose plans for MEC, which envisage the transformation of MEC (which has lost money for four years and is expected to continue to do so) to become profitable in two years and to ultimately become a $300 to $600 billion company. As Stronach is extremely wealthy but has a negligible economic interest in MID, destruction of shareholder value at MID in furtherance of his plans for MEC is of minimal concern to him;

         (r) Stronach's role and influence in relation to MID and MEC is entirely disproportionate to his equity stake in either business. He is the founder of and controls Magna, MID's most important customer. The MID Board of Directors and MID management recognize that he also exerts very significant influence over Magna, MID's key tenant, and, through Magna, over its access to future industrial property investments;

         (s) The MID Board of Directors recognizes that Stronach can remove them at will;

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                                      -8-



         (t) Stronach has demonstrated a repeated willingness to remove anyone who disagrees with him. In less than 2 years, millions of dollars have been paid in MID management termination settlements. Stronach is on his fourth MID CEO in less than 2 years;

         (u) Stronach caused MID to deviate from its industrial and commercial real estate business strategy in order to make investments in MEC's high risk horse racing and gaming projects. These are projects that do not meet the criteria for investments in MEC that MID disclosed to its shareholders including the Applicants;

         (v) These investments directly benefit Stronach and the Stronach Trust to the detriment of the interests of MID and its Class A Shareholders;

         (w) These are projects that MEC could not finance on its own and, certainly not at the favourable below-market terms offered to MEC in non-arms' length transactions between MID and MEC orchestrated by Stronach to benefit MEC at the expense of MID. Under Stronach's influence, and contrary to its representation to shareholders, MID has become MEC's banker;

         (x) On one occasion in 2003 MID directly expended US$29.0 million on land in Romulus, Michigan that MEC should have purchased itself and then represented in its 2003 Annual Report that the land could be used for a racetrack or industrial or commercial purposes when, in fact, it was specifically earmarked for a MEC racetrack;

         (y) MID's investments in MEC were orchestrated by Stronach through his control of MID's Board of Directors and have occurred against a background of high management turnover at MID. Stronach has been directly involved in dismissing management and in selecting replacement management who he believes will execute his strategy for MEC. In this way Stronach has been able to cause MID to invest in MEC at the expense of MID shareholders;

         (z) These investments have been made by MID in a manner that is oppressive to, unfairly disregards the interest of and is contrary to the expectations of the Applicants and other MID public investors in that:

                  (i) investments by MID in MEC have been much larger than public MID shareholders were led to expect; and

                  (ii) investments by MID in MEC have been effected on terms that are below market, do not compensate MID for the high economic risk of such projects and are below the standard of what public MID shareholders were led to expect;

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                                      -9-



The Privatization

         (aa) In addition to the individual investments by MID in MEC's high risk horse racing and gaming projects, in 2004, the Special Committee, at Stronach's direction, attempted to privatize MEC and merge the two companies (the "Privatization") instead of following the business strategy disclosed to MID shareholders in the Spin Out Prospectus and in public conference calls;

         (bb) The Privatization was contrary to the "project by project" approach MID had publicly disclosed to its shareholders as the basis for dealings between MID and MEC. The Privatization would have required MID to absorb the risky horse racing and gaming businesses of MEC and was directly contrary to the representations made to MID shareholders concerning MID's business strategy and its relationship with MEC;

         (cc) After the attempted Privatization was abandoned in the face of shareholder opposition, the Special Committee proceeded with a plan which ultimately resulted in MID providing US$192 million in loan facilities to MEC subsidiaries (the "Project Financings") in order to advance Stronach's plan to have MID's balance sheet subsidize his grandiose vision for MEC;

         (dd) MID is not in the lending business. Entering into the Project Financings with MEC is not consistent with MID's previously stated business plan;

         (ee) The Project Financings were recommended by the Special Committee without any analysis establishing that they would maximize MID's value, or even be in its interest. No comparative analysis was done to consider how the cash resources of MID might be deployed in the core real estate business or returned to shareholders to enhance value for its shareholders;

         (ff) The financing of MEC in this manner was an inherently risky strategy for MID to pursue because, as the majority shareholder of MEC, it would always have to balance its interest as a secured creditor with its interest as the majority shareholder of MEC. As a result, MID would have conflicting interests in realizing on its security, if the impact of doing so would negatively affect the value of its MEC equity stake, thereby undermining the fundamental benefit of lending as a secured creditor;

         (gg) In addition, on July 22, 2005, in a continuation of MID's pattern of oppressive conduct, MID announced a further US$100 million subsidy bridge loan on below market terms in favour of MEC (the "Bridge Loan") to solve an ongoing MEC liquidity crisis, thereby extending the program of financial assistance started in December 2004;

         (hh) MID is not in the bridge lending business. Entering into the Bridge Loan with MEC is not consistent with MID's previously stated business plan;

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                                      -10-



         (ii) Providing financial assistance to MEC has diverted MID management from executing its core low-risk, high value-added real estate strategy. Despite consistent losses over the years and the prospect of continued losses, Stronach and the Board of Directors are committed to a grandiose multi-year plan for MEC announced in May 2005 that envisages MEC growing to become a $300 to $600 billion company and becoming a global purveyor of horse racing content in a few years;

         (jj) The attempted Privatization, the Project Financings and the Bridge Loan make it clear that unless stopped, Stronach and the Special Committee will continue to attempt to find ways to fund and support MEC at the expense of MID and the Class A Shareholders;

Special Committee's Failure to Prevent Oppression

         (kk) The Special Committee was established in January 2004 with a mandate to consider proposed transactions between MID and MEC or Magna on a "project by project" basis;

         (ll) However, due to Stronach's history and willingness to change the Board of Directors should it take action which adversely affected his ability to control both MID and MEC, the Special Committee was never free of Stronach's coercive influence and could not function independently;

         (mm) After January 31, 2005, the mandate of the Special Committee was expanded to include consideration of Greenlight's MEC Separation Resolution and the REIT Conversion Resolution (each as defined in paragraph (vv));

         (nn) By the time the mandate of the Special Committee was expanded to consider the MEC Separation Resolution and the REIT Conversion Resolution (the "Proposals"), the Special Committee and the Board were firmly committed to an agenda that envisaged the further de facto integration of MID and MEC by making MID's balance sheet available to support the MEC business plan. A majority of its members had been associated with two attempts to combine MID and MEC resources;

         (oo) At all material times, MID's Board of Directors has permitted Stronach to pursue the integration of MEC into MID by acquiescing in the conduct described herein which was not in the best interests of MID;

         (pp) Despite earlier representations that the two management groups and businesses would be kept separate and Tobin's assertion that MEC would be a minor part of MID's business, in July 2004, the Special Committee recommended the Privatization of MEC notwithstanding that this contradicted the business strategy MID had previously advised its shareholders it would follow. Despite this obvious conflict with its public disclosure, the Special Committee pursued consideration of the Privatization which was primarily of interest to Stronach,


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                                      -11-



                  but not in the best interests of MID. Moreover, MID proposed that the privatization take place without a MID shareholder vote;

         (qq) The Privatization was a personal objective of Stronach who had publicly stated his interest in, and personal devotion to, the horse racing and gaming businesses of MEC. The Privatization was pursued primarily as a means of facilitating related party transactions between MID and MEC in order to thwart the statutory investor protection provisions which arise under the current shareholder structure. This Privatization was not in the interests of MID;

         (rr) For these reasons, the Privatization encountered significant opposition from the shareholders of MID. Although it was ultimately withdrawn months later (as a result of the opposition), MID incurred unnecessary expenses of US$2.7 million. The Privatization also diverted management resources away from the core business strategy which was not in the best interests of MID, but only in the personal interest of Stronach;

         (ss) At the height of the controversy surrounding the Privatization scheme but before its abandonment by MID, the Respondent Tobin resigned, but was provided with a generous termination package of US$1.2 million despite his very brief tenure as a senior MID executive;

Special Committee's Failure to Fairly Consider Greenlight's Proposals

         (tt) From the time the Privatization was withdrawn, Greenlight attempted to discuss with MID various alternative proposals, including the Proposals, that would create value for MID shareholders;

         (uu)     MID completely disregarded these proposals;

         (vv) Left with no alternative, on January 18, 2005, Greenlight requisitioned a meeting of the shareholders of MID in order to consider the Proposals. The "MEC Separation Resolution" instructed the Board of Directors of MID to consider and implement:

                           "a distribution by MID of its entire equity interest in MEC (which consists of 58,466,056 Class "B" shares and 4,362,328 Class "A" shares as of September 21,
                           2004) on a pro-rata basis to MID shareholders through a return of capital or share exchange, taxable at the MID corporate level; or a private market sale by MID of its equity interest in MEC through a process of soliciting interest from strategic and financial buyers and conducting an auction to solicit formal bids, and a distribution of the proceeds on a pro rata basis to MID shareholders through a return of capital or share exchange";

                           The "REIT Conversion Resolution" directed the Board of Directors of MID:

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                                      -12-



                           "to consider and, if deemed feasible, select the most appropriate method to convert MID to an income-oriented real estate investment vehicle (including a trust or an income participating security ("IPS") structure), having regard to the following factors: (a) MID's cash flow generation profile, (b) MID's operational jurisdictions, (c) MID's tax attributes, and (d) recent precedents suggesting that trust assets can likely be structured so that the trust qualifies as a REIT irrespective of the composition of its unitholders";

         (ww) The Special Committee that had recommended the Privatization of and the loans to MEC was asked by the MID Board of Directors to consider Greenlight's Proposals. However, the Special Committee had already demonstrated, through the Privatization, a determination to abandon the commitments that MID had made to MID shareholders concerning its relationship with MEC and was clearly committed to the integration of MID and MEC and to the financial support by MID of MEC. This conflict of interest made it inappropriate for the Special Committee to take on this assignment or for the full Board of MID to rely on the Special Committee for an independent assessment of the Proposals;

         (xx) The Special Committee and the Board of MID should have recognized that the Special Committee was in a conflict of interest by reason of its recent record in trying to absorb MEC into MID and in using MID's resources to benefit MEC. No precautions were taken to remove this conflict before the Special Committee began its deliberations on the Greenlight Proposals;

         (yy) The Board of Directors permitted this to occur because it understood Stronach wanted to maintain control of MEC and would not permit MID's Board or the Special Committee to seriously consider the separation of MID and MEC. Although the Special Committee observed certain forms in an attempt to suggest it was fulfilling a real mandate, its process was, in fact, a sham that did not in substance deal independently with the Greenlight Proposals;

         (zz) Thereafter, Stronach, the Special Committee and the management of MID did not follow a process that would result in a fair consideration of the Proposals even had there been no disqualifying conflict of interest at the outset, which there clearly was;

         (aaa) In an attempt to reduce support for the Greenlight Proposals, MID management suggested to at least one significant institutional investor that Magna's industrial business would not be available to MID as it had been before if the Proposals were to be implemented;

         (bbb) While considering the Greenlight requisition, MID's Special Committee met with the management of MEC and MID and with Stronach;

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                                      -13-



         (ccc) At no time did the Special Committee ever meet with Greenlight (or other shareholders) before making a recommendation against the Greenlight Proposals. At all times, the Special Committee simply operated as an intermediary between MID management and MEC management rather than as a truly independent committee of MID Directors objectively considering the Proposals;

         (ddd) In considering the Greenlight Proposals, the Special Committee did not adequately consider historical disclosure by MID to its shareholders of its business strategy as a low-risk, high value-added, steady cash flow real estate investment company where MID and MEC would be seen as separate businesses;

         (eee) Instead, the Special Committee recommended against the Proposals consistent with its established record of ignoring MID's representations to shareholders and of deferring to Stronach's vision for MEC by attempting to bring MID and MEC closer despite the fact that MEC's risky and money losing operations deviate sharply from MID's publicly disclosed strategy. This recommendation was contrary to all reasonable MID shareholder expectations;

         (fff) The Special Committee recommended against the REIT Conversion Proposal without identifying any substantive drawback to the proposal. The Special Committee's unwillingness to endorse a proposal of merit under these circumstances falls outside the reasonable expectations of Class A Shareholders and unfairly disregards their interests;

         (ggg) It is likely that the Special Committee rejected the REIT Conversion Resolution because REITs are expected to distribute substantial cash to shareholders. If MID were a REIT, it would have less cash available to funnel into MEC. MEC would be less able to continue to finance Stronach's grandiose plan for MEC and therefore, the Special Committee rejected the proposal;

         (hhh) In doing so, the Special Committee did not act independently. Nor did it adequately take into account the interests of MID or all of its shareholders as expressed in their opposition to the Privatization. Nor did it act in the best interests of MID. Instead, it followed a risky strategy that is favoured by Stronach, who has publicly stated his personal interest in MEC's horse racing and gaming operations and who desires to control MEC, through MID, without any meaningful equity investment in MID. Stronach, in turn, has exercised disproportionate influence in selecting MID management and in directing them with respect to financing MEC through MID. The Special Committee has relied too heavily on discussions with MID management and MEC management despite the obvious and coercive influence exercised by Stronach over both groups;

MID Shareholder Meeting

         (iii) On May 4, 2005, a shareholder meeting of MID was held in Toronto and Class A Shareholders of MID voted overwhelmingly in favour of the Greenlight Proposals. This substantial vote in favour was achieved in the face of a campaign by MID management and Stronach, financed by MID, to encourage Class A Shareholders to vote against the Proposals;

         (jjj) Prior to the meeting, Stronach publicly indicated his opposition to the proposals and his intention to exercise his voting control of MID to defeat them. Still, the owners of almost all of the equity of MID voted overwhelmingly in favour of the Greenlight Proposals;

         (kkk) After MID's shareholders other than Stronach overwhelmingly supported Greenlight's Proposals (voting 92% in favour of separating MID and MEC and 87% in favour of converting MID to an income-oriented vehicle), and Stronach used his voting power to defeat them, the MID Board of Directors, the Special Committee and MID management failed to take any action to implement the Proposals despite representing to shareholders that MID would consider the implications of the vote overwhelmingly in favour of the Proposals;

         (lll) At the date hereof, MID has done nothing to demonstrate it has taken account of the views clearly expressed by its Class A Shareholders with respect to the Greenlight Proposals;

         (mmm) MID has not acted on or considered the vote of the shareholders and instead has embarked on a continued course of supporting MEC with MID's financial resources, including a plan announced on July 22, 2005 to provide a subsidy Bridge Loan to MEC of up to US$100 million;

         (nnn) The refusal to respond to the clear views of MID's economic owners communicated in the results of the vote is part of a deliberate strategy followed by the Respondents to keep MID available as a MEC funding source for as long as possible;

         (ooo) The failure of the Special Committee to act independently or in the best interests of MID has resulted in MID pursuing a strategy of integrating MID and MEC and advancing subsidy loans of very significant magnitude to MEC thereby increasing MID's risk profile contrary to all shareholder expectations;

         (ppp) With respect to Stronach, the Applicants allege that by reason of the facts set out in this application, he has conducted himself in a manner that is oppressive in that he has used his position as a Director and Chairman of MID and his control of the votes attaching to the shares of MID to cause MID to pursue a grandiose business strategy for MEC contrary to reasonable shareholder expectations and contrary to MID's best interests in order to satisfy his personal interests in horse racing and MEC;

         (qqq) The oppressive conduct of Stronach requires an order that Stronach compensate MID for the aforementioned amounts, and a change in the voting rights attached to MID shares so that Stronach can only vote his shares on a basis equivalent to those of the Class A Shareholders;

         (rrr) The Applicants submit that as a result of the oppressive conduct of Stronach and the Special Committee, the value of the Applicants' investment has been significantly diminished by reason of the higher risk profile of MID due to its investment in MEC, the uncertainty over how MID's cash will be directed, and the retaliation by Stronach of withholding future Magna business and that it is entitled to compensation as the court may see fit; and

         (sss) The Applicants rely upon Section 248 and Section 161(2)(b) of the OBCA and Rule 14.05(2) of the Ontario Rules of Civil Procedure.

3. The following documentary evidence will be used at the hearing of the application:

         (a)      The Affidavit of David Einhorn, sworn on August 1, 2005.

August 2, 2005                      MCCARTHY TETRAULT LLP
                                    Suite 4700, Toronto Dominion Bank Tower
                                    Toronto ON M5K 1E6

                                    R. PAUL STEEP
                                    Tel: 416-601-7998
                                    Fax: 416-868-0673
                                    LSUC#: 21869L

                                    RENE SORELL
                                    Tel. 416.601-7947
                                    LSUC#: 17613G

                                    SARIT E. BATNER
                                    Tel: 416-601-7756
                                    Fax: 416-868-0673
                                    LSUC#: 42797N
                                    Solicitors for the Applicants


 Greenlight Capital, Inc. et al          Frank Stronach et al                      Court File No:
                     Applicants   and    Respondents
------------------------------------------------------------------------------------------------------------------

                                                                                       ONTARIO
                                                                              SUPERIOR COURT OF JUSTICE
                                                                                  [Commercial List]

                                                                           Proceeding commenced at Toronto
                                                                   ===============================================


                                                                                NOTICE OF APPLICATION
                                                                   ===============================================

                                                                   McCarthy Tetrault LLP
                                                                   Suite 4700, Toronto Dominion Bank Tower
                                                                   Toronto ON  M5K 1E6

                                                                   R. Paul Steep  LSUC#: 21869L
                                                                   Tel: 416-601-7998
                                                                   Fax: 416-868-0673

                                                                   Rene Sorell SUC#: 17613G
                                                                   Tel. 416-601-7947


                                                                   Sarit E. Batner  LSUC#: 42797N
                                                                   Tel: 416-601-7756
                                                                   Fax: 416-868-0673
                                                                   Solicitors for the Applicants